
WOODSIDE
AUSTRALIAN ENERGY

03 MAR 31 AM 7:21

14 March 2003


03050234

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to a presentation given today by the Company's Managing Director, John Akehurst, to the AICD, lodged with the Australian Stock Exchange on 14 March 2003;
- Stock Exchange Release in relation to the Concise Annual Report 2002, lodged with the Australian Stock Exchange on 14 March 2003;
- Stock Exchange Release in relation to the Full Financial Report 2002, lodged with the Australian Stock Exchange on 14 March 2003;
- Stock Exchange Release in relation to the Notice of Annual General Meeting 2003, lodged with the Australian Stock Exchange on 14 March 2003;
- Stock Exchange Release in relation to the Notice of AGM 2003 Proxy Form, lodged with the Australian Stock Exchange on 14 March 2003;

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

4/28

03 MAR 31 7:21

Presentation to the
Australian Institute of Company Directors

The State of the Nation's Oil & Gas

John Akehurst, Managing Director & CEO
Woodside Energy Ltd.

Friday, 14 March 2003



Location of Global Proved Oil Reserves



Thousand Million Barrels
as at end of 2000
Former USSR
65.3
North America
64.4
Europe
19.1
Asia Pacific
44.0
Middle East
683.6
South & Central America
95.2
Africa
74.8
Australia
2.9

World Reserves ≡ 40 years production
OECD Reserves ≡ 11 years production
Australia's own reserves ≡ 10 years own production




Oil Production by Region
Million barrels daily
80
70
60
50
40
30
20
10
0
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
North America
S. & Cent. America
Europe
Former Soviet Union
Middle East
Africa
Asia Pacific
Oil production was broadly flat in 2001 compared with the previous year. Strong growth in the Former Soviet Union was offset by a decline in OPEC output.
AICD - State of the Nation's Oil & Gas
WOODSIDE


History of Crude Oil Prices
Pennsylvania Oil Boom
Yom Kippur War
Iranian Revolution
Iraq invade Kuwait
100
90
80
70
60
50
40
30
20
10
0
1861 - 69
1870 - 79
1880 - 89
1890 - 99
1900 - 09
1910 - 19
1920 - 29
1930 - 39
1940 - 49
1950 - 59
1960 - 69
1970 - 79
1980 - 89
1990 - 2001
2002 - 03
US dollars per barrel
Money of the day
$ 2001
AICD - State of the Nation's Oil & Gas
WOODSIDE

Australian Crude Oil and Condensate Production



Total Australia
724 kb/d
453 kb/d
313 kb/d
209 kb/d
10%
50%
90%
Gippsland
Actual
Forecast
Production ('000 bbl/d)
800
700
600
500
400
300
200
100
0
1975
1980
1985
1990
1995
2000
2005
2010
Year

Source: APPEA, Geoscience Australia



WOODSIDE

Australian Crude Oil and Petroleum Products Imported



Percent
70
60
50
40
30
20
10
0
1990
1995
2000
2005
2010
Year Ending 30 June

Economic Implications of Higher Oil Imports

- Balance of Payments:

	Surplus/(Deficit) $billion
1999/2000	0.12
2001/2002	1.25
2004/2005	(5.60)
2009/2010	(7.60)

- Energy Security:

  Increased reliance of less stable oil exporters - Middle East, Indonesia, etc.

- Sectoral Impacts - Jobs:

  Every 100 jobs created (or lost) in WA oil and gas industry leads to ~300 jobs created (or lost) elsewhere in WA.

- Government Revenues:

  Next slide.

Source: ABARE Energy Projections, Oct 2001, GeoScience Australia



WOODSIDE

Commonwealth Tax Collections from the Upstream Petroleum Industry



Royalties
Production Excise
PRRT
Income Tax
$ Billion
0
1
2
3
4
5
6
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year Ending 30 June

Source: APPEA, Budget Papers

AICD - State of the Nation's Oil & Gas



So What can be Done?

- Increase Exploration.
- Increase Recovery from Existing Resources.
- Increase Fuel Substitution - to gas and others.
- Reduce Liquid Fuel Demand - technology.

but

There is little chance to return to self sufficiency

AICD - State of the Nation's Oil & Gas



Australian Petroleum Exploration

- Australia has relatively low oil prospectivity compared to other parts of the world.
- Fields are generally smaller and technically more challenging - ie expensive and riskier - heavy oil, deep water, etc.
- Other countries have more attractive terms.

AICD - State of the Nation's Oil & Gas

WOODSIDE

Proved Gas Reserves - Global Picture (2001)


Europe
172 Tcf
3%
Sth & Cent America
253 Tcf
5%
North America
267 Tcf
5%
Africa
395 Tcf
7%
Asia Pacific
433 Tcf
8%
Middle East
1,974 Tcf
36%
Former USSR
1,982 Tcf
36%

AICD - State of the Nation's Oil & Gas

WOODSIDE

Australia's Gas Resources and Population Density



Bonaparte
22 Tcf
PNG
10 Tcf
Browse Basin
30 Tcf
DARWIN
Existing Pipeline
Proposed Pipeline
Greater North West Shelf
75 Tcf
East States
Population ~ 16.0 million
Northern Territory
Queensland
Western Australia
Cooper/Eromanga
5 Tcf
BRISBANE
South Australia
PERTH
New South Wales
SYDNEY
ADELAIDE
CANBERRA
Victoria
West Coast
Population ~ 1.9 million
MELBOURNE
Gippsland/Bass/Otway
8 Tcf
Total gas reserves
0.8% of World Reserves
Central States
Population ~ 1.7 million
HOBART
Australia uses
~1 Tcf/year

WOODSIDE

Fuel Substitution with Gas

- Create a new source of automotive fuels - gas-to-liquids.
  - But marginal economics where gas has market value.
- Increase balance of payments and revenues by reducing oil imports and increasing gas exports (LNG).
- Increase security of supply.
- Reduce GHG emissions - coal to gas and oil to gas.

WOODSIDE


Gas to Liquids
Middle Distillates
3,000 Mtpa
Methanol
40 Mtpa
LNG
100 Mtpa
20%
4%
0.1%
6 Mtpa
4 Mtpa
3 Mtpa
Gas intake
600 MMscf/day
5 Tcf/project life
Gas to Liquids offers the opportunity to tap almost unlimited markets when compared to LNG alone
AICD - State of the Nation's Oil & Gas
WOODSIDE

Gas to Liquids

Strategic Drivers

- Abundant remote gas reserves
- Stable investment climate
- Complementary to LNG – Strategic Diversification
- Growing demand for clean fuels

Economic hurdles

- Capital costs of construction
- Gas into plant price- offshore remote gas is an economic challenge
- Fiscal regime
- Local synergies (infrastructure, power, water)

GTL can be a key enabler for the future development of Australia's gas resources


East Asia LNG Supply/Demand
LNG Supply (Million Tonnes)
Iran
Oman LNG
Qatar - Other
Qatargas
Rasgas - Qatar
Arun/Botang - Indonesia
Yemen LNG
Gorgon - Australia
Lumut - Brunei
Malaysia LNG
NWS - Australia
Sakhalin - Russia
Sunrise - Australia
Tangguh - Indonesia
Bayu Undan
NWS - Australia
Tangguh - Indonesia
Arun/Butang-Indonesia
Das Island - Abu Dhabi
Kenai - Alaska
Lumut - Brunei
Malaysia LNG
NWS - Australia
Oman LNG
Qatargas
Ras Gas - Qatar
2002 Suppliers
Commitments
Projects
200
150
100
50
0
LNG Demand (Million Tonnes)
Demand
China
Taiwan
Korea
Japan
Supply
China
Taiwan
Korea
Japan
Contestable Demand
Contracted Supply
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Source: CERA - December 2002
AICD - State of the Nation's Oil & Gas

WOODSIDE


Regional Resources
Alaska
Kenai
Russia
Sakhalin II
Japan
South Korea
Iran
South Pars
Abu Dhabi
Das Island
Qatar
Qatargas
& RasGas
Oman
Qalhat
SE China
Taiwan
India
Yemen
Balhaf
Malaysia
MLNG I - III
Brunei
Lumut
Arun
Badak
Indonesia
Tangguh
Bayu Undan
Sunrise
Australia
NWSV
Gorgon
Legend
Suppliers:
Existing
Near Future
Markets:
Existing
Near Future
AICD - State of the Nation's Oil & Gas

WOODSIDE


Australia's Gas Resource Ownership
WA-267-P
Scarborough
Bayu Undan
Sunrise
NWS Uncontracted
Brecknock - Scott Reef
Greater Gorgon
Trillion Cubic Feet (Tcf)
25
20
15
10
5
0
Woodside
Shell
ChevronTexaco
ExxonMobil
BHPB
BP
MIMI
ConocoPhillips
AICD - State of the Nation's Oil & Gas
WOODSIDE


Competing Uncommitted Reserves Interests of Majors
Shell
ExxonMobil
ChevronTexaco
BP
Woodside
ConocoPhillips
Other
P50 Reserves - Trillion Cubic Feet
24
20
16
12
8
4
0
NWS Expansion
Sunrise FLNG
Gorgon
Bayu Undan
Browse
Bontang
Tangguh
Tiga (Bintulu)
Qalhat (Oman)
Camisea (Peru)
RasGas
QatarGas
Sakhalin I
Sakhalin II
AICD - State of the Nation's Oil & Gas
WOODSIDE


World Emissions by Region
Former Soviet Union (13.7%)
Europe (27.7%)
Canada (2.3%)
China, India &
(12.2%)
Japan (3.7%)
USA (30.3%)
Australia (1.1%) ≈ 500 Mt
Other Developing countries (8.9%)
Has announced intention to ratify Kyoto
Source: World Resources Institute, 1999
AICD - State of the Nation's Oil & Gas
WOODSIDE

Australia Projections

1990 to 2010 Projections:

- 116% accounting for land use changes and forestry.
- 130% without accounting for land use changes.
- 144% if no abatement and business as usual.

Greenhouse Gases

- Australia/Global have accepted the need to reduce Greenhouse Gas emissions.
- Woodside operations have voluntarily reduced emissions intensity by 45% between 1996 and 2002.
- Need to approach Greenhouse Gas abatement with a national and international perspective.
- Need to address the flaws in Kyoto protocol.
- Need to develop a longer term plan for addressing GHG to improve business investment certainty.



Lifecycle Emissions Comparison


Inside Australia
Inside Japan
Kg Co2-e/Mwh electricity generated.
1100
1000
900
800
700
600
500
400
300
200
100
0
Coal
Oil
LNG

Source: CSIRO
Note: oil emissions calculated using Middle Eastern oil (Australian oil is expected to produce slightly lower CO_2 emissions)



Clean Energy Exports

Kyoto Protocol has no mechanism to recognise the global environmental benefits of Clean Energy Exports (CEE).

Limitations of Kyoto Protocol

- Emissions inventories are confined within country boundaries.
- Does not accommodation trans-boundary energy movements.
- Only developed countries have Assigned Amounts.

Implications for Australia

- Australia bears the emissions burden, while contributing to a global solution.
- Kyoto compliance leads to Australia de-industrialisation.

AICD - State of the Nation's Oil & Gas



Renewable Energy - Hot Dry Rock Technology

- Potential for base-load generation
- Potential for large scale > 500MW
- Renewable Energy Source
- Australia has 10,000's km^3 of hot granites;
- Geodynamics Ltd (Woodside shareholding 31%) has commenced the first stages of a pilot development in the Cooper Basin, SA.
- The Cooper Basin tenements have total potential reserves equivalent to > 50 billion barrels of oil equivalent (or 12 times the energy equivalent of the North West Shelf)
- Feasibility remains to be proven.

AICD - State of the Nation's Oil & Gas



Summary

- Australia's oil reserves replacement and production will fall drastically over the rest of the decade.
- Increased imports will effect balance of payments, jobs and security of our energy supply.
- We need to incentivise explorers plus increase use of gas as a substitute fuel.
- Australia is blessed with very large gas reserves namely the North West of Australia.
- Gas exports will help the balance of payments and job creation.
- Gas to liquid research could lead to an alternative source of transportation fuels, but economics are difficult
- Substitution of coal and oil power stations with gas will reduce GHG emissions.
- Recognition of transboundary energy movements is required to create a genuine global solution.
- Other energy sources will be researched and developed - eg Hot Dry Rock Technology, solar, wind.

AICD - State of the Nation's Oil & Gas


WOODSIDE